UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1987.

Albany, New York
June 27, 2022

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value:
Mutual funds	$261,955,990	$224,897,072
Common stock of NBT Bancorp Inc.	32,371,061	28,328,382
Stable value fund	18,725,214	18,057,331
Cash and money market funds	655,938	485,883
Total investments, at fair value	$313,708,203	$271,768,668
Receivables:
Notes receivable from participants	$2,960,370	$2,999,315
Due from broker	1,996	504,378
Contributions receivable from employer	1,280,571	43,555
Total receivables	$4,242,937	$3,547,248
Total assets	$317,951,140	$275,315,916

Liabilities
Due to broker	$575,963	$923,806
Total liabilities	$575,963	$923,806

Net assets available for plan benefits	$317,375,177	$274,392,110

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2021 and 2020

	2021	2020
Additions
Net investment income:
Net appreciation in fair value of investment	$27,360,654	$20,319,113
Dividends	17,394,336	9,956,874
Interest	283,804	306,724
Total net investment income	$45,038,794	$30,582,711

Interest income on notes receivable from participants	$149,219	$169,712

Contributions:
Participants	$10,978,328	$10,660,078
Employer	5,318,892	3,927,477
Rollovers	696,355	4,050,510
Total contributions	$16,993,575	$18,638,065

Total additions	$62,181,588	$49,390,488

Deductions
Distributions to participants	$(19,186,318)	$(19,091,270)
Administrative expenses	(12,203)	(11,284)
Total deductions	$(19,198,521)	$(19,102,554)

Net increase in net assets available for plan benefits	$42,983,067	$30,287,934

Net assets available for plan benefits
Beginning of year	$274,392,110	$244,104,176
End of year	$317,375,177	$274,392,110

See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

1.	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (“IRC”), sponsored by NBT Bancorp Inc. (“the Sponsor”, “the Plan Administrator” or “the Company”). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A, is a wholly-owned subsidiary of NBT Bancorp Inc. NBT Bank, N.A. is the trustee of the Plan (“the Trustee”) and Charles Schwab Bank is the Custodian of the Plan. EPIC Retirement Plan Services, a wholly‑owned subsidiary of NBT Financial Services, Inc., a wholly‑owned subsidiary of the Sponsor, is the Plan’s record keeper. The assets of the Plan are held, administered and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan was amended and restated, in its entirety, effective as of January 1, 2021, to operate under an IRS pre-approved plan document, as administered by EPIC Retirement Plan Services.

Eligibility

All employees who are age 21 or over and scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan. Eligible employees are required to complete 30 days of employment prior to entry into the Plan. A deemed election becomes effective as of the first day of the month the eligible employee becomes a participant and is eligible to make a deferral election to the Plan.

Contributions and Deferrals

Participants may make pre‑tax and post-tax contributions in whole percentages or may elect a flat dollar contribution up to Internal Revenue Service (“IRS”) limitations for any plan year. The post-tax contributions are deferrals to Roth accounts.

The Plan includes provisions for automatic elective contributions under which any employee that meets certain eligibility requirements will be automatically enrolled in the Plan and will automatically have 6% withheld from his or her compensation and contributed to the Plan. The employee will have to elect to opt out of the qualified automatic contribution election.

The Company’s matching contribution is 100% of each participant’s contribution up to 1% of compensation plus 50% of the next 5% of compensation for a total matching contribution of up to 3.5% of compensation. The Company match amounted to $4,038,321 and $3,927,477 in 2021 and 2020, respectively. A discretionary amount, determined by the Sponsor’s Board of Directors, may be contributed to the Plan each year. To share in this discretionary contribution, participants must be actively employed on the last day of the year, have completed 1,000 hours of service and have contributed a minimum percentage of compensation during the year as determined annually by the Company. The amount is allocated to participants on a pro-rata basis, based on compensation. During 2021, discretionary contributions of $901,093 were approved by the Sponsor’s board of directors and were paid during 2022. No discretionary contributions were made for 2020. In 2022, an additional discretionary contribution of $134,000 for plan year 2021 was approved by the Sponsor, to be paid after June 30, 2022. These discretionary contributions are included in contributions receivable from employer in the Statement of Net Assets Available for Plan Benefits as of December 31, 2021.

In addition, as defined in the Plan document, employees participating in the Plan under the Worker Retirement Accumulation Plan (“WRAP”) design can receive an additional discretionary Company contribution equal to the interest credit on service credits earned under the WRAP design. The Company contribution for employees participating in the WRAP amounted to $245,478 in 2021, which was paid during 2022. The Company made no WRAP contribution for plan year 2020. These discretionary contributions are included in contributions receivable from employer in the Statement of Net Assets Available for Plan Benefits as of December 31, 2021.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

Participant Accounts

Participants elect to have their contributions invested among the various funds available to the Plan, including NBT Bancorp Inc. common stock. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings and income, expenses, gains and losses attributable thereto.

Vesting

Participants’ contributions and net investment income or loss thereon are 100% vested. The participants’ vesting in Safe Harbor employer matching contributions are 100% vested upon completion of two years of service. Employer discretionary contributions are vested after five years of service. Participants are considered 100% vested upon termination due to death, retirement or permanent disability.

Rollovers and Transfers from Other Qualifying Plans

Participants may make rollover contributions to the Plan through a distribution from a former employer’s qualified retirement plan in accordance with the IRC.

Notes Receivable from Participants

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance excluding Company contributions invested in NBT Bancorp Inc. common stock and employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

Additionally, Section 2202 of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES Act and implemented the following provisions: (1) special coronavirus distributions up to $100,000 before December 31, 2020; (2) increase the available loan amount as described above to the lesser of $100,000 or 100% of the participant’s vested account balance on loans requested through September 23, 2020; and (3) extend the period for loan repayments, if applicable, up to one year.

Payment of Benefits

Upon normal or early retirement, disability, death or termination of employment, the value of a participant’s account is paid as requested by the participant. If the value of the vested balance does not exceed $5,000, then the distribution will be made in a single lump sum payment regardless if the participant requests to receive it. Early retirement is allowed upon reaching age 55 and completion of least 5 years of service.

Withdrawals

Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2021 and 2020, forfeitures from non-vested accounts totaled $70,810 and $68,507, respectively, and forfeitures used to reduce employer contributions were $57,693 and $76,077, respectively. Forfeiture account balances totaled $16,516 and $3,399 at December 31, 2021 and 2020, respectively.

Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions and subject to the provisions of ERISA. In the event of termination of the Plan, each participant’s account would become fully vested and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

Administrative Expenses

Expenses of operating and administering the Plan are generally paid by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

Voting Rights

With respect to participant account balances that are invested in shares of NBT Bancorp Inc. common stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Amounts in prior year’s financial statements are reclassified, when necessary, to conform with current year’s presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds and the common stock of the Sponsor are based on published market quotations. The fair value of the stable value fund is based on the calculated daily net asset values of the fund.

Fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy and a financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (e.g., supported by little or no market activity).

Investment transactions are recorded on a trade date basis. If a trade is open at the end of the year, a receivable for securities sold but not yet settled or a payable for securities purchased but not yet settled is reflected in the Statement of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation of investments.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are carried at the unpaid principal balance plus interest.

Participant Withdrawals

Participant withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and liabilities, and the reported amount of increases and decreases in net assets available for plan benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits. Additionally, the continuing effects of coronavirus pandemic could impact economic conditions.

3.	Fair Value Measurements

The following table presents the financial instruments recorded at fair value on a recurring basis by the Plan as of December 31, 2021 and 2020:

Description	December 31, 2021	Level 1	Level 2	Level 3
Mutual funds	$261,955,990	$261,955,990	$-	$-
Common stock of NBT Bancorp Inc.	32,371,061	32,371,061	-	-
Stable value fund	18,725,214	18,725,214	-	-
Cash and money mark funds	655,938	655,938	-	-
Total	$313,708,203	$313,708,203	$-	$-

Description	December 31, 2020	Level 1	Level 2	Level 3
Mutual funds	$224,897,072	$224,897,072	$-	$-
Common stock of NBT Bancorp Inc.	28,328,382	28,328,382	-	-
Stable value fund	18,057,331	18,057,331	-	-
Cash and money mark funds	485,883	485,883	-	-
Total	$271,768,668	$271,768,668	$-	$-

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

The stable value fund consists of the Federated Capital Preservation Fund ("the Fund"), which primarily holds guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("synthetic GICs"). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. The fair value of GICs is determined based on the present value of the contract's expected cash flows, discounted by current market interest rates for like duration and like quality investments. Synthetic GICs are portfolios of securities (debt securities or open end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts.

4.	Income Tax Status

The Plan operates under an IRS pre-approved plan document, as administered by EPIC Retirement Plan Services. The latest IRS favorable opinion letter on the pre-approved plan document is dated June 30, 2020. Although the opinion letter is dated prior to the Plan’s amendment, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

5.	Party‑in‑Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Any transactions with parties-in-interest either fall outside the scope of, or are exempt from, ERISA’s prohibited transaction rules.

The Plan's record keeper, Trustee, and Custodian, as well as the Company and Plan participants, and KPMG LLP, the auditor of the Plan’s financial statements, are each a “party-in-interest" to the Plan as defined by ERISA.

Purchases of Company stock amounted to $2,579,889 and $3,089,206 and sales amounted to $2,920,568 and $1,903,041 for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, the number of shares of Company stock held in participants’ accounts totaled 840,372 and 882,499, respectively, with a fair value of $32,371,061 and $28,328,382, respectively.

Dividend income earned by the Plan includes dividend income from shares of NBT Bancorp Inc. common stock and amounted to $934,034 and $939,384 for the years ended December 31, 2021 and 2020, respectively.

6.	Subsequent Events

The Plan has evaluated subsequent events after the balance sheet date of December 31, 2021 through the filing of this Form 11-K with the Securities and Exchange Commission. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2021

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash	Cash	**	$655,765
*	Schwab Value Advantage Money Fund	Money market fund	**	173
	Federated Hermes Capital Preservation Fund	Stable value fund	**	18,725,214
	T-Rowe Price Growth Stock Fund	Mutual fund, 362,010 shares	**	38,488,952
	T-Rowe Price Retirement 2030 Fund	Mutual fund, 1,090,304 shares	**	32,142,163
	Vanguard 500 Index Fund Admiral	Mutual fund, 63,945 shares	**	28,125,036
	T-Rowe Price Retirement 2040 Fund	Mutual fund, 714,317 shares	**	23,401,021
	T-Rowe Price Retirement 2020 Fund	Mutual fund, 794,895 shares	**	17,654,619
	T-Rowe Price Retirement 2050 Fund	Mutual fund, 764,355 shares	**	14,897,273
	T-Rowe Price Mid Cap Growth	Mutual fund, 124,406 shares	**	14,597,818
	American Fund New Perspective Fund	Mutual fund, 192,798 shares	**	12,790,244
	Vanguard Mid Cap Index Fund Admiral	Mutual fund, 40,156 shares	**	12,667,476
	Columbia Dividend Income Fund	Mutual fund, 355,259 shares	**	11,233,299
	T-Rowe Price Dividend Growth Fund	Mutual fund, 135,791 shares	**	10,058,065
	Dodge & Cox Income Fund	Mutual fund, 678,928 shares	**	9,545,722
	T-Rowe Price Small-Capital Value Fund	Mutual fund, 144,194 shares	**	8,909,744
	Vanguard Balanced Index Fund Admiral	Mutual fund, 148,710 shares	**	7,289,764
	Europacific Growth Fund	Mutual fund, 101,807 shares	**	6,583,840
	Vanguard Intermediate US Treasury	Mutual fund, 392,313 shares	**	4,437,065
	T-Rowe Price Retirement Income Fund	Mutual fund, 156,554 shares	**	2,373,357
	T-Rowe Price Retirement 2060 Fund	Mutual fund, 138,060 shares	**	2,283,516
	T-Rowe Price Retirement 2010 Fund	Mutual fund, 98,365 shares	**	1,725,330
	Fidelity Inflation Protected Bond Index Fund	Mutual fund, 122,522 shares	**	1,367,348
	JPMorgan Emerging Markets Equity Fund	Mutual fund, 23,544 shares	**	895,371
	Vanguard Short Term Bond Index Fund Admiral	Mutual fund, 46,085 shares	**	488,967
*	NBT Bancorp Inc.	Common stock, 840,372 shares	**	32,371,061
*	Participant loans receivable	Interest rates – 4.25% – 7.50%	**	2,960,370
				$316,668,573

*Party-in-interest.
** Cost omitted for these participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2022
NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

By: /s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President, Chief of Staff, Chief Ethics Officer and Member of the Retirement Plans Committee of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan

EXHIBIT INDEX
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
FOR THE YEAR ENDED DECEMBER 31, 2021

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm